UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6 )*


                                  SCHAWK, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.008 par value
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    806373106
       ------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2005
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

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*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806373106
          ----------------

1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                                 MYRON M. KAPLAN

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:

         UNITED STATES

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Number of             5.  Sole Voting Power:            2,074,400
Shares Bene-
ficially              6.  Shared Voting Power                 -0-
Owned by
Each Report-          7.  Sole Dispositive Power:       2,074,400
ing Person
With                  8.  Shared Dispositive Power            -0-

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                       2,074,400

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10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]

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11.  Percent of Class Represented by Amount in Row (9):

                                        7.9%

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12.  Type of Reporting Person

                                        IN

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                                       2

Item 1(a) Name of Issuer:

     Schawk, Inc.(the "Issuer").


Item 1(b) Address of the Issuer's Principal Executive Offices:

         1695 River Road
         Des Plaines, IL 60018

Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Myron M. Kaplan ("Mr. Kaplan"). Mr. Kaplan is a private investor.


Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Mr. Kaplan is P.O. Box 385, Leonia, New Jersey 07605.


Item 2(c) Citizenship:

     Mr. Kaplan is a United States citizen;


Item 2(d) Title of Class of Securities:

     Class A Common Stock, $.008 par value (the "Shares")


Item 2(e) CUSIP Number: 806373106

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

     This Item 3 is not applicable.


Item 4. Ownership:

Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

     Mr. Kaplan may be deemed the beneficial owner of 2,074,400 Shares which constitutes approximately 7.9% of the total number of Shares outstanding. This is based on the Issuer's Form 10-Q for the quarterly period ended September 30, 2005 which reflected 26,146,862 Shares outstanding as of October 28, 2005.


Item 4(c) Number of Shares as to which such person has:


     (i)  Sole power to vote or to direct the vote:

          2,074,400

     (ii)  Shared power to vote or to direct the vote:

                -0-

     (iii)Sole power to dispose or to direct the disposition of:

          2,074,400

     (iv) Shared power to dispose or to direct the disposition of:

                -0-

Item 5. Ownership of Five Percent or Less of a Class:

     This Item 6 is not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9. Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: February 9, 2006 as of December 31,2005




MYRON M. KAPLAN

By /s/ ALAN M. STARK
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney attached


ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, MYRON M. KAPLAN, hereby make, constitute and appoint ALAN M. STARK, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as a Member of or in other capacities with Kaplan Nathan & Co., L.L.C., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating to ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to
Section 13(d) or Section 16(a) of the Act including, without limitation: (A) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 7th day of January, 2000.



                                        /s/ Myron M. Kaplan
                                     ------------------------------
MYRON M. KAPLAN